August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (216) 755-1506

Scott A. Wolstein
Chairman and Chief Executive Officer
Developers Diversified Realty Corp.
3300 Enterprise Parkway
Beachwood, Ohio 44122

>   **Re: Developers Diversified Realty Corp.**
>   **Definitive 14A**
>   **Filed April 3, 2007**
>   **File No. 1-11690**

Dear Mr. Wolstein:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Independent Directors, page 9

1. Provide the disclosure required by Item 407(a)(3) of Regulation S-K. For each director and nominee for director that is identified as independent, describe, by specific category or type, any transactions, relationships or arrangements, not disclosed pursuant to Item 404(a) that were considered by the board of directors under the applicable independence definitions in determining that the director is independent. See also Instruction 3 to Item 407(a).

Compensation of Directors, page 12

2. Disclose all assumptions made in the valuation of awards in the stock awards column of the director compensation table. See the Instruction to Item 402(k) of Regulation S-K, which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Executive Compensation, page 15
Summary Compensation Table, page 15

3. The company's contributions to the non-qualified deferred compensation plan, as provided in the table on page 18, are included in the all other compensation column of the summary compensation table. Please revise footnote five to identify and quantify the amounts contributed pursuant to this plan. See Instruction 3 to Item 402(c)(2)(ix) of Regulation S-K.

Grants of Plan-Based Awards for Fiscal Year 2006, page 16

4. It is unclear why the estimated future (possible) payouts under the non-equity incentive plan and the annual long-term incentive plan are not included in this table.

5. The disclosure on page 31 indicates that the company intends to pay all awards pursuant to the outperformance plan in common stock. Please include disclosure in footnote one to the table. See Question 5.10 to the Questions and Answers of General Applicability for Executive Compensation.

6. The outperformance award appears to provide for only a single estimated payout. Instruction 2 to Item 402(d) of Regulation S-K states that when there is only a single estimated payout, the amount must be reported as the target. The amount is currently reported as the "maximum."

7. It also appears that the outperformance award allows the Compensation Committee to award 25% of the full award if no quantitative measure has

been fully achieved but any or all of these measures have been substantially achieved. Please explain why this amount is not reflected in the table.

Outstanding Equity Awards, page 17

8. Please include in a footnote the vesting <u>dates</u> of options, shares of stock, and equity incentive plan awards held at fiscal-year end. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 19

9. Clarify in the appropriate footnotes the estimated gross-up payment if it had been triggered.

Compensation Discussion and Analysis, page 24

10. As discussed in the first paragraph of Section II.B.1. of Release 33-8732, the Compensation Discussion and Analysis is meant to be a narrative overview at the beginning of the compensation disclosure, putting into perspective the numbers in the tables that follow it. Accordingly, please move your Compensation Discussion and Analysis to the beginning of your compensation section.

11. The disclosure in this section refers to a compensation consultant. Please name the consultant, and provide the disclosure required by Item 407(e)(3)(iii) of Regulation S-K.

12. We refer you to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, Mr. Wolstein received the highest base salary of $641,667, which was over $200,000 above that of the next highest base salary paid, and over $1.6 million in non-equity incentive plan compensation, which was over $1.1 million more than the next highest paid award under the plan. We direct your attention to Item 402(b)(2)(vii) of Regulation S-K.

Compensation Setting Process, page 26

13. You state on page 26 that the company established a peer group of companies that were used as a comparison for the components of the company's compensation program. Please identify the companies that comprised the Compensation Peer Group, as required by Item 402(b)(2)(xiv) of Regulation

S-K. In addition, we note the separate peer group used in evaluating performance for the Outperformance Awards. Please identify the companies that comprise this separate peer group.

Base Salaries and Certain Other Annual Compensation, page 26

14. In discussing the RVIP, provide more detail as to how the percent of distributions earned (between 0% and 25%) is calculated based upon the achievement of the two goals.

Non-Equity Incentive Plan Compensation, page 27

15. The disclosure on page 27 states that you base annual cash performance bonuses on a number of factors, including "individual qualitative performances." It also appears that individual performance is an important factor in determining annual long-term incentive compensation. Please disclose how these specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

16. You have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn their non-equity incentive plan compensation, long-term incentive compensation and the outperformance awards. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, it appears that part of this compensation is based upon "individual qualitative performances." Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, please provide disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Annual Long-Term Incentive Compensation, page 28

17. We direct your attention to the last paragraph on page 28 discussing the annual long-term incentive compensation for Mr. Schafer and Ms. Allgood.

Please clarify the extent of the ability to adjust their awards based upon their individual contributions and efforts. You state that quantitative benchmarks are not directly used to determine their award payments "because they have less control over and responsibility for the achievement of overall corporate objectives, and they … should be rewarded on the basis of the performance of, those specific areas for which they do have overall control and responsibility." However, the base award is approximately the same percentage as the other three named executive officers received and then adjusted for individual performance. This would appear to reflect a significant emphasis on the same quantitative performance benchmarks utilized in determining the awards of the other three named executives. Please provide a more detailed analysis of the qualitative performance of these individuals and how this is reflected in the award.

Change in Control Agreements, page 33

18. Revise this section to analyze why the change in control agreements were designed and structured to provide the mentioned material compensation elements and levels upon occurrence of a "triggering event."

Tax and Accounting Implications, page 34

19. You mention Section 162(m) of the IRC on page 25 when you refer to the directors on the Compensation Committee as "non-employee directors" within the meaning of Section 162(m). It is unclear whether Section 162(m) impacts the particular forms of compensation utilized by the company. Add disclosure as necessary to comply with Item 402(b)(2)(xii) of Regulation S-K.

Certain Transactions, page 35

20. Clarify the "certain parties" enumerated in the policy.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel